SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 02 August 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Trading update
First quarter to 30 June 2019
BT Group plc
2 August 2019
BT Group plc (BT.L) today announced its trading update for the first quarter to 30 June 2019
Key strategic developments:
●
EE successfully launched the UK's first 5G mobile network in six cities
●
BT named the UK's major broadband universal service obligation provider by Ofcom
●
12 successive quarters of improvement in Group NPS1, up 0.3 points
●
Openreach announced updated pricing for wholesale FTTP broadband and the next 36 locations in its FTTP rollout
●
BT welcomes the Government's ambition for full fibre broadband across the country and is ready to play its part to accelerate the pace of rollout
●
Sale of BT Centre agreed for £210m and lease signed for new headquarters in Aldgate, London
 Operational:
●
Openreach continues FTTP rollout at c.20k premises passed per week with 267k premises passed in the quarter; 3.7m ultrafast (FTTP and Gfast) premises passed to date
●
Consumer fixed ARPC £37.9 flat year on year; postpaid mobile ARPC £20.7, down 4.6% on Q1 2018/19 due to the impact of regulation and lower RPI price increases
●
Fixed churn down to 1.3% following customer experience improvements; postpaid mobile churn remains at 1.1%
●
EE first in 15 out of 16 RootMetrics tests for mobile network performance
 Financial results:
●
Reported and adjusted1 revenue of £5,633m down 1% with decreases in Consumer, Enterprise and Global
●
Adjusted EBITDA1 down 1%2 at £1,958m driven by lower revenues and higher spectrum fees and content costs, partly offset by reduction in costs from restructuring and transformation programmes
●
Reported profit before tax of £642m and adjusted1 profit before tax of £749m, impacted by the higher upfront interest expense on the IFRS 16 lease liabilities recognised from 1 April 2019
●
Normalised free cash flow1 of £323m down 36% reflecting increased capital expenditure and higher interest and tax payments, partially offset by working capital phasing
●
Reported capital expenditure of £931m up 11% primarily due to network investment and customer driven costs
●
Full year outlook maintained

Philip Jansen, Chief Executive, commenting on the trading update, said
"BT delivered results in line with our expectations for the quarter, with adjusted EBITDA declines in Consumer and Enterprise partly offset by growth in Global. We are on track to meet our outlook for the full year.
"We made good progress during the quarter, including launching the UK's first 5G network, delivering an improvement to our group net promoter score for the twelfth consecutive quarter, announcing the first nine cities in our consolidated office footprint, and being named the major broadband universal service obligation provider for the UK.
"In building a better BT for the future we need to be even more competitive. We will continue to take decisive action, including on price, to further strengthen our customer propositions and market position, both to respond to any short-term market pressures and to capitalise on longer-term opportunities.
"On network investment, we welcome the Government's ambition for full fibre broadband across the country and we are confident we will see further steps to stimulate investment. We are ready to play our part to accelerate the pace of rollout, in a manner that will benefit both the country and our shareholders, and we are engaging with the Government and Ofcom on this."

First quarter to 30 June	2019	2018	2018	Change2
	(IFRS 16)	(IAS 17)	(IFRS 16 pro forma)1
	£m	£m	£m	%
Reported measures
Revenue	5,633	5,715		(1)
Profit before tax	642	704		n/m
Profit after tax	505	549		n/m
Capital expenditure	931	839		11

Adjusted measures
Adjusted1 Revenue	5,633	5,716	5,716	(1)
Adjusted EBITDA1	1,958	1,800	1,980	(1)
Normalised free cash flow1	323	507	507	(36)
Net debt1	17,805	11,227		n/m
1 See Glossary on page 5
2 Changes on prior year are presented on an IAS 17 basis where meaningful except for adjusted EBITDA, which is presented on an IFRS 16 pro forma basis
n/m = IFRS 16 to IAS 17 comparison not meaningful

Overview of the first quarter to 30 June 2019

CUSTOMER-FACING UNIT UPDATES

	Adjusted1 revenue			Adjusted EBITDA1
First quarter to 30 June	2019(IFRS 16)	20182(IAS 17 & IFRS 16pro forma3)	Change	2019(IFRS 16)	20182(IFRS 16 pro forma3)	Change
	£m	£m	%	£m	£m	%
Consumer	2,550	2,570	(1)	588	620	(5)
Enterprise	1,516	1,588	(5)	471	486	(3)
Global	1,085	1,147	(5)	140	119	18
Openreach	1,268	1,255	1	717	717	-
Other	1	1	-	42	38	11
Intra-group eliminations	(787)	(845)	(7)	-	-	-
Total	5,633	5,716	(1)	1,958	1,980	(1)

Consumer
Known headwinds from international calling plus mobile spend cap regulation drove revenue decline. Excluding the impact of regulation, revenue was broadly flat YoY. EBITDA declined mainly due to reduced revenue, increased spectrum licence fees and higher content costs. Excluding the impact of regulation, EBITDA would have been broadly flat YoY. Fixed churn fell to 1.3% following improvements to customer experience, while mobile churn remained low at 1.1%. With the launch of Smart Plans in April and 5G in May with a market leading range of devices, we continue to deliver our more-for-more strategy and are encouraged by the early results. As previously announced, over the remainder of 2019/20 we will invest to bring forward by a year the 100% onshoring of our customer service and accelerate the managed migration of copper customers to fibre.

Enterprise
Lower equipment sales and fixed voice, with the traditional lines and calls market continuing its declining trend, reduced Enterprise revenue. These challenges were partly offset by growth in IP and networking, and in mobile despite tough market conditions. EBITDA decline was driven by the lower revenue, partly offset by lower labour costs reflecting our ongoing restructuring programme. During the quarter we sold the marketing and operation rights to 220 of our high towers for the next 20 years to Cellnex, including an upfront cash payment of c.£100m. This quarter we launched the UK's widest range of 5G devices for business with good early interest and take up, particularly amongst SMEs. We also launched new fibre and digital phone line bundles that are based on Openreach's all-IP SOGEA capability. Retail orders were up 9% YoY and 3% on a rolling 12-month basis. Wholesale orders were up 109% YoY, driven by the Cellnex deal, although down 9% on a rolling 12-month basis. Since 30 June we have agreed the extension of our ESN contract to December 2024.

Global
Revenue decline was driven by our strategic decisions to reduce low margin business, divestments and legacy portfolio declines, partially offset by growth in Security. EBITDA in the quarter benefitted from certain one-offs and lower YoY operating costs reflecting ongoing transformation. We continue to see an ongoing shift in buyer behaviour towards more flexible commercial terms, including shorter contract lengths and increasing usage-based billing. These factors impacted order intake which was down 19% in the quarter and 14% on a rolling 12-month basis. During the quarter we opened a new Cyber Security Operations Centre (SOC) in Paris, as well as upgraded facilities at our existing SOCs in Madrid and Frankfurt.

Openreach
Revenue growth was driven by higher rental bases in fibre4, up 24%, and Ethernet, up 8%, partly offset by price reductions (reflecting the impact of Openreach's volume-related discounts) and higher service level compensation (due to implementation of auto-compensation). EBITDA was flat YoY, with revenue growth and certain one-off items offset by higher operating costs.  The increase in operating costs was mainly driven by higher business rates, higher salary costs as Openreach invested in more colleagues to deliver better service, and pay inflation, partly offset by efficiency savings. Openreach was ahead on all of Ofcom's 42 copper and fibre quality of service levels.

1  See Glossary on page 5
2  Segmental results as reported in the Q1 2018/19 trading update have been restated to reflect i) the bringing together of our Business and Public Sector and Wholesale and Ventures customer-facing units into a single customer-facing unit, Enterprise, on 1 October 2018; the transfer of our Northern Ireland Networks business from Enterprise to Openreach and reclassification of certain internal revenues generated by our Ventures businesses as segmental revenue rather than internal recovery of cost; (see press release on 17 January 2019) and ii) the change in the allocation of group overhead costs and the transfer of the Emergency Services Network contract from Consumer to Enterprise (see press release on 3 July 2019)
3 On 1 April 2019, BT adopted IFRS 16. To aid comparability, pro forma financial information for 2018/19 has been presented to reflect what the results would have looked like if the accounting standard had been adopted last year (see press release on 3 July 2019)
4 FTTC, Gfast and FTTP

FINANCIALS FOR THE FIRST QUARTER TO 30 JUNE 2019

Revenue and EBITDA

Reported revenue was £5,633m, down 1%, due to decreases in Consumer, Enterprise and Global. This was partly offset by revenue growth in Openreach.

Adjusted EBITDA1 of £1,958m was down 1%2, mainly driven by the lower revenue and increased spectrum fees and content costs in Consumer and higher operating costs in Openreach; partly offset by lower costs arising from restructuring and transformation programmes. Other EBITDA partly reflects the release of prior year bonus accruals.

Reported profit before tax was £642m and adjusted1 profit before tax was £749m, impacted by the higher upfront interest expense following recognition of IFRS 16 lease liabilities on 1 April 2019.

Our cost transformation programme remains on track with c.750 roles removed in the quarter, with most being from our Global division. Savings from the programme are currently an annualised benefit of £998m with an associated cost of £457m.

Tax

The effective tax rate was 21.3% on reported profit and 20.8% on adjusted1 profit, based on our current estimate of the full year effective tax rate.

Capital expenditure

Capital expenditure was £931m (2018/19: £839m), including network investment of £494m, up 15%. This includes £16m grant funding deferral under the Broadband Delivery UK (BDUK) programme, excluding the effect of this deferral, capital expenditure was £915m. The remaining increase in network investment reflects higher investment in 5G and our Fibre Cities programme, partially offset by lower spend on the Emergency Services Network (ESN). Our BDUK Gainshare provision at the end of the quarter was £667m. Other capital expenditure components were up 6% with £236m spent on customer driven investments, £169m on systems and IT, and £32m spent on non-network infrastructure.

Normalised free cash flow

Normalised free cash flow1 was down 36% at £323m due to increased capital expenditure and higher interest and tax payments, partially offset by working capital phasing.

Net debt and liquidity

Net debt1 was £17,805m at 30 June 2019, £6,770m higher than at 31 March 2019, primarily reflecting recognition of lease liabilities on transition to IFRS 16 on 1 April 2019. Excluding the IFRS 16 lease liability, net financial debt was £11,642m at 30 June 2019, £607m higher than at 31 March 2019. This increase was driven by the £1,250m pension deficit payments made this quarter, partly offset by operating cash flows.

Purchase of shares

In July we purchased 40.7m BT Group plc shares from Orange for £80m, taking advantage of the opportunity to purchase a significant number of shares in a single transaction. The shares will continue to offset the dilutive effect of employee share schemes.

1 See Glossary on page 5
2 Measured against IFRS 16 pro forma comparative period in the prior year

OTHER DEVELOPMENTS

Regulation

Broadband universal service obligation (USO)

On 6 June 2019, BT was designated as the broadband USO provider for the UK (excluding Hull where KCOM has been designated the provider). This was the culmination of a series of Ofcom consultations since the Government legislation was passed in April 2018. The designation was broadly as expected, and we plan to deliver c.40k services by fixed broadband within the USO. The designation also includes the use of fixed wireless access which Ofcom deem is "likely to be able to deliver the technical specification of the USO in most cases". Customers can start to place orders for the service from March 2020. We are working with Ofcom on the mechanics of cost recovery, including details of how the industry fund will work and the timeframe for payments. We expect a consultation from Ofcom in Autumn 2019.

Delivering a more independent Openreach

In July 2019, Ofcom published its first annual report on progress towards delivering a more independent Openreach, in which it set out its view on progress on implementing the legal separation of Openreach from BT and how the new arrangements are working in practice. In the report, Ofcom stated that "real progress has been made implementing the new arrangements" and that "Openreach's new Board, and financial and planning processes are helping to increase independence".

Physical Infrastructure Market Review (PIMR)

In June 2019, Ofcom published its final statement on its review of the recently defined Physical Infrastructure (PI) market and associated regulation. The PI market is defined in four distinct geographic markets, in all of which Openreach was found to have significant market power. Ofcom has enforced the provision of duct and pole access (DPA) across the four markets on an unrestricted usage basis from Spring 2019 and proposed a cap on unrestricted DPA rental pricing at the level imposed under the 2018 WLA review.

Business Connectivity Market Review (BCMR)

In June 2019, Ofcom published its final statement on its review of the business connectivity market and associated regulation, which will come into force for around two years to the end of March 2021. In its statement, Ofcom deregulated all legacy services, and made most Ethernet services subject to a control at flat nominal pricing, with further reduction in regulated scope in the busiest network areas. Openreach will also be required to offer dark fibre connections (at cost) between exchanges where one end is a BT-only exchange.

On 18 July, Ofcom announced an investigation into BT Group's compliance with existing BCMR charging obligations, specifically on charges levied by Openreach to recover the costs of customer-specific network construction (known as Excess Construction Charges). Openreach will provide any information Ofcom needs through the course of its enquiries.

Ethernet Backhaul Direct service level guarantee compensation

Openreach have recently identified that they have been underpaying service level guarantee compensation for their Ethernet Backhaul Direct product since October 2016. Openreach have informed Ofcom and are informing those external communications providers who were affected. Openreach are in the process of refunding in full and estimate that the total due is around £14m, which has been fully provided for.

Promoting investment and competition in fibre networks: Initial proposals - approach to remedies

In March 2019, Ofcom proposed a high-level approach to determining regulatory remedies in preparation for the Fixed Telecoms Market Review covering the review period starting in 2021. It proposed charge controls in line with its objective to support investment by alternative providers and Openreach in potentially competitive areas, and to facilitate Openreach build in non-competitive areas. We responded to Ofcom's consultation in June 2019 and are expecting Ofcom to publish detailed and comprehensive regulatory proposals before the end of this calendar year.

Consumer engagement

In May 2019, Ofcom issued its decision on end-of-contract and annual best tariff notifications, requiring providers to start issuing these notifications from February 2020. In June 2019, Ofcom and Which? hosted a workshop on consumer fairness at which the UK's biggest broadband, phone and pay TV companies (including BT) signed up to Ofcom's new 'Fairness for Customers' commitments. Ofcom then published a discussion paper proposing a framework for assessing fairness, explaining how it is likely to assess fairness issues and providing examples of concerns that might prompt intervention.

Also in June 2019, Ofcom and the Competition and Markets Authority (CMA) published progress updates following Citizens Advice's "loyalty penalty" super-complaint issued in December 2019 (which covered the pricing of mobile handsets and fixed broadband following the end of contracts); and Government granted the CMA new statutory powers to impose fines on organisations that overcharge or mislead customers.

Ofcom has indicated it will launch a review of broadband pricing later this year and publish a second consultation on bundled mobile airtime and handset contracts. We have been engaging with Ofcom on both issues.

Rural mobile network coverage

We are working with industry, Ofcom and Government towards a cross-operator solution in support of Government's 95% geographic mobile coverage target. The scheme could address both partial not-spots (where at least one but not all operators are present) and total not-spots (where no operator provides coverage today), and the agreement could replace the coverage obligations Ofcom has proposed to attach to the upcoming spectrum auction for the 700MHz and 3.6-3.8GHz bands.

Spectrum annual licence fees

Annual fees for 1800MHz spectrum increased from 31 January 2019 following Ofcom's final statement and introduction of new fees regulations in December 2018. Four mobile network operators including EE have sought, through legal proceedings, repayment of overpaid fees that were charged during the period 2015-2017 under the previous 2015 fees regulation that was quashed by the Court of Appeal in 2017. On 17 May 2019, the Commercial Court handed down its judgment in the favour of the four mobile network operators and we received a payment of £87m on 21 May 2019. Ofcom has obtained permission to appeal the judgment to the Court of Appeal, and the case will likely be heard in late 2020. We have not recognised this receipt as income in the quarter pending our assessment of the likely outcome of the appeal.

Contingent liabilities

There are no material changes to the Legal Proceedings and Regulatory Matters disclosed in Note 30 to the Annual Report 2019, except:

Italian Business

On 17 July 2019, the US District Court entered an order administratively terminating our pending motion to dismiss the third amended complaint without addressing the merits of our motion. The Court further permitted plaintiffs to file a fourth amended complaint within 30 days. We presently expect to file a motion to dismiss that complaint.

 Glossary

Adjusted	Before specific items
EBITDA	Earnings before interest, tax, depreciation and amortisation
Adjusted EBITDA	EBITDA before specific items, share of post-tax profits/losses of associates and joint ventures and net non-interest related finance expense
Free cash flow	Net cash inflow from operating activities after capital expenditure
Capital expenditure	Additions to property, plant and equipment and intangible assets in the period
Group NPS	Group NPS measures Net Promoter Score in our retail business and Net Satisfaction in our wholesale business
Normalised free cash flow	Free cash flow after net interest paid, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items
Net debt
Loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged. Fair value adjustments and accrued interest applied to reflect the effective interest method are removed

IFRS 16 pro forma
On 1 April 2019, BT adopted IFRS 16. To aid comparability, pro forma financial information for 2018/19 has been presented to reflect what the results would have looked like if the accounting standard had been adopted last year See press release on 3 July 2019 for further details

Specific items	Items that in management's judgement need to be disclosed separately by virtue of their size, nature or incidence

We assess the performance of the group using a variety of alternative performance measures: adjusted, adjusted EBITDA, normalised free cash flow and net debt, as defined above. The rationale for using adjusted measures is explained in note 1 on page 6.

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

We will hold a conference call for analysts and investors in London at 9am today and a simultaneous webcast will be available at www.bt.com/results

We are scheduled to announce the half year results for 2019/20 on 31 October 2019.

Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: our outlook for 2019/20 including adjusted revenue, adjusted EBITDA and free cash flow; our roll out of FTTP; and our strategy for rollout of 5G.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: market disruptions caused by technological change and/or intensifying competition from established players or new market entrants; material adverse changes in economic conditions in the markets served by BT whether as a result of the uncertainties arising from the UK's exit from the EU or otherwise; unfavourable changes to our business where Ofcom raises competition concerns around market power; unfavourable regulatory changes including price caps; future regulatory and legal actions, decisions, outcomes of appeal and conditions or requirements in BT's operating areas; disruption to our business caused by an uncertain or adversarial political environment; geopolitical risks; adverse developments in respect of our defined benefit pension schemes; adverse changes in economic conditions in the markets served by BT, including interest rate risk, foreign exchange risk, credit risk, liquidity risk and tax risk; financial controls that may not prevent or detect fraud, financial misstatement or other financial loss; security breaches relating to our customers' and employees' data or breaches of data privacy laws; failures in the protection of the health, safety and wellbeing of our people or members of the public or breaches of health and safety law and regulations; controls and procedures that could fail to detect unethical or inappropriate behaviour by our people or associates; customer experiences that are not brand enhancing nor drive sustainable profitable revenue growth; failure to deliver, and other operational failures, with regard to our complex and high-value national and multinational customer contracts; changes to our customers' needs or businesses that adversely affect our ability meet contractual commitments or realise expected revenues, profitability or cash flow; termination of customer contracts; natural perils, network and system faults or malicious acts that could cause disruptions or otherwise damage our network; supply chain failure, software changes, equipment faults, fire, flood, infrastructure outages or sabotage that could interrupt our services; attacks on our infrastructure and assets by people inside BT or by external sources like hacktivists, criminals, terrorists or nation states; disruptions to the integrity and continuity of our supply chain (including any impact of global political developments with respect to Huawei); insufficient engagement from our people; and risks relating to our BT transformation plan.

BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Notes

1)    Our commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items. The directors believe that presentation of the group's results in this way is relevant to an understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. This is consistent with the way that financial performance is measured by management and reported to the Board and the Executive Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Reported revenue, reported operating costs, reported operating profit and reported profit before tax are the equivalent unadjusted or statutory measures.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 02 August 2019